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News Release	No. 09-174 May 29, 2009

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PLATINUM GROUP INCREASES THE SIZE OF PREVIOUSLY ANNOUNCED OFFERING

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE Amex) (“Platinum Group” or the “Company”) is pleased to announce that it has agreed to increase the size of its previously announced public offering (the "Offering") of units (“Units”) from 21,500,000 to 22,802,300 Units (see the press release of the Company issued earlier on May 29, 2009). The aggregate proceeds of the Offering will be approximately $31.9 million, based on the price of $1.40 per Unit. All other terms of the Offering remain the same.

The Company intends to use a significant portion of the net proceeds to pay Anglo Platinum Limited (“Anglo Platinum”) certain amounts due pursuant to the restructuring of the Western Bushveld Joint Venture (“WBJV”) arrangements for the equalization of ounces contributed by Anglo Platinum to the WBJV, as set out in the Company’s material change report dated December 18, 2008.  The payment to Anglo Platinum is currently estimated to be approximately ZAR205 million (or approximately Cdn$28 million). The final payment amount is subject to: (i) final agreement between Anglo Platinum and the Company and is to be calculated on the basis of ounces contributed by the parties with reference back to the independent calculations in the Technical Report (Feasibility Study) WBJV Project, dated July 7, 2008; and (ii) certain adjustments with respect to United States dollar, South African Rand and Canadian dollar exchange rates.  The remainder of the net proceeds will be used for general working capital.

The Units will be sold publicly in British Columbia, Alberta and Ontario and on a private placement basis in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended, and internationally pursuant to available exemptions.

Closing of the Offering is expected to occur on or about June 16, 2009 and is subject to receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE Amex. The securities have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. It holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

Chief Executive Officer and Director

For further information contact:
R. Michael Jones, President
or Kris Begic, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE Amex Equities have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing, size and use of proceeds of the proposed private placement and the potential to increase the Company’s interest in certain of its projects. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.